

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 15, 2010

Via Facsimile (646) 848-7428 and U.S. Mail

Michael J. McGuinness
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

> **Re: Hardinge Inc.**
> **Amendment No. 10 to Schedule TO-T/A filed on July 15, 2010**
> **Filed by Industrias Romi S.A., et al.**
> **File No. 5-20073**

Dear Mr. McGuiness:

    This letter memorializes the comment I issued orally during our telephone conversation today with regard to the filing referenced above.

    Specifically, I noted that the press release included as an exhibit to the above filing was confusing in that it does not make clear that Industrias Romi's tender offer for Hardinge Inc. has failed. I understand from our conversation that, in addition to the failure of the minimum tender condition, a number of other conditions to the offer were not satisfied on or before expiration of the offer on July 14, 2010.

    Please amend the filing to clarify that the offer has failed and that tendered shares will be returned promptly.

                    Regards,

                    Christina Chalk
                    Senior Special Counsel
                    Office of Mergers and Acquisitions